Exhibit (a)(9)

Contacts:	Vincent J. Milano
Vice President, CFO and Treasurer
ViroPharma Incorporated
Phone (610) 321-6225
William C. Roberts
Director, Corporate Communications
ViroPharma Incorporated
Phone (610) 321-6288

VIROPHARMA INCORPORATED COMMENCES EXCHANGE OFFER FOR ITS 6%

CONVERTIBLE SUBORDINATED NOTES DUE 2007

EXTON, Pa., April 28, 2004 — ViroPharma Incorporated (Nasdaq:VPHM), a pharmaceutical company focused on developing and commercializing products that address serious diseases treated by physician specialists and in hospital settings, including cytomegalovirus (CMV) and hepatitis C (HCV), today announced that it commenced an offer to exchange up to $99,122,500 aggregate principal amount of its new 6% Convertible Senior Plus Cash Notes(SM) due 2009 for up to all of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes. In addition, the Company is offering to the public an additional $25,000,000 of the new Convertible Senior Plus Cash Notes(SM) for cash.

The exchange offer is scheduled to expire on May 25, 2004, unless extended.

U.S. Bancorp Piper Jaffray Inc. is serving as the dealer manager for the exchange offer and placement agent for the new money offering. U.S. Bank National Association is serving as the exchange agent. A prospectus related to the exchange offer and the new money offering, and a letter of transmittal and other materials related to the exchange offer, are available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (800-259-3515). The prospectus related to the exchange offer and the new money offering, and the letter of transmittal and other materials related to the exchange offer, may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

A tender offer statement, combined registration statement (and the prospectus included therein), a related letter of transmittal and other offer documents relating to these securities have been filed with the Securities and Exchange Commission, but the registration statement has not yet become effective. These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer or the new money offering. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted, prior to the time the registration statements become effective. This press release shall not constitute an offer to exchange or sell, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction.

The information in this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A number of factors could cause actual results to differ materially from the Company’s assumptions and expectations, including the possibility that the exchange offer and the new money offer may not be initiated, or if initiated, may not be consummated; the new 6% Convertible Senior Plus Cash Notes(SM) due 2009 may not be converted, and if such notes are converted, a significant number of shares of the Company’s Common Stock would be issued; the Company may not be successful in the execution of its business operations and plans; and the Company may not be able to service its debt obligation. Additional risks are described in the risk factors contained in the registration statements on Forms S-3 and S-4 filed today with the Securities and Exchange Commission.

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